Ironshore Inc.
141 Front Street
Hamilton, HM19
Bermuda

May 28, 2015

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Jeffrey P. Riedler, Assistant Director

Re:	Ironshore Inc. – Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-196837)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ironshore Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S−1 (File No. 333−196837), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on June 17, 2014.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates since it entered into a merger agreement with Fosun International Limited (“Fosun”), dated as of May 1, 2015, pursuant to which the Company has agreed to merge with a wholly-owned subsidiary of Fosun, thereby becoming a wholly-owned subsidiary of Fosun.  The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.  Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Ironshore Inc., 141 Front Street, Hamilton HM19, Bermuda, facsimile number (441) 279-8201, with a copy to the Company’s counsel, Cahill Gordon & Reindel llp, Attention:  Susanna M. Suh, 80 Pine Street, New York, New York 10005, facsimile number (212) 378−2611.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Susanna M. Suh at (212) 701−3686 or ssuh@cahill.com.

Sincerely, Ironshore Inc. By: /s/ Joseph W. Roberts Name: Joseph W. Roberts Title: Chief Financial Officer